Exhibit 4

FOR IMMEDIATE RELEASE	13 JANUARY 2016

WPP PLC (“WPP”)

WPP Digital acquires minority stake in Mitú

WPP Digital, the investment arm of WPP, has acquired a minority interest in Mitú, Inc. (“Mitú”), a leading online Hispanic-focused digital content creator and media company catering to young Latino audiences in the US and Latin America.

Mitú’s clients include America Movil, Kia, MillerCoors, NBCUniversal and Procter & Gamble. Mitú was founded in 2012 and is based in Santa Monica with offices in Mexico and Colombia. It employs around 120 people.

Mitú creates and distributes original content as well as producing branded entertainment on behalf of its clients. Mitú’s technology enables it to efficiently analyze its Latino audience’s consumption of content across social media, thus providing it with a feedback loop for the company to continually create viral content. Mitú has over two billion global monthly views across all platforms in the US, as well as Mexico, Brazil and other Latin American countries.

This investment continues WPP’s strategy of investing in regions and sectors such as digital. In North America, Group companies (including associates and investments) collectively generate revenues of over US$7 billion and employ over 27,000 people. In Latin America, WPP companies (including associates and investments) collectively generate revenues of over US$1.6 billion and employ over 21,000 people. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Within WPP, its operating company WPP Digital develops new digital services, provides common data and technology platforms for WPP clients and agencies and coordinates relationships with leading digital media and technology companies. WPP Digital comprises the agencies Blue State Digital, POSSIBLE, Rockfish, and F.biz in Brazil; the technology companies Acceleration, Hogarth and Salmon; as well as investments in technology companies such as Percolate and Fullscreen, among others.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239